UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Receipt of Examination Result for Report on the Conversion of Holding Company

1. Title	Receipt of examination result for report on the conversion of holding company
2. Details	1. Reason for submission

The Company has been notified by the Fair Trade Commission that it has met the requirements for holding company standards in accordance with the ‘Monopoly Regulation and Fair Trade Act’ as of March 2, 2022.

2. Details (Base date: March 2, 2022, Unit: KRW million)

(1)   Holding company: POSCO Holdings Inc.

-   Total assets of the holding company: 53,790,514

-   Sum of share price of subsidiaries: 35,911,610

-   Share price of subsidiaries to total assets ratio: 66.76%

(2)   Subsidiaries of the holding company: 17 companies

1)  Name of Subsidiary Company: POSCO

-   Total assets: Not applicable

-   Total shareholders’ equity: Not applicable

-   Capital stock: Not applicable

-   Number of shares held: 96,480,625

-   Stock value (Share of total asset value): 29,441,678 (54.73%)

2)  Name of Subsidiary Company: POSCO INTERNATIONAL Corporation

-   Total assets: 9,144,515

-   Total shareholders’ equity: 3,142,752

-   Capital stock: 616,876

-   Number of shares held: 77,616,018

-   Stock value (Share of total asset value): 3,156,434 (5.87%)

3)  Name of Subsidiary Company: POSCO ENGINEERING & CONSTRUCTION., LTD.

-   Total assets: 6,634,620

-   Total shareholders’ equity: 3,113,522

-   Capital stock: 209,033

-   Number of shares held: 22,073,568

-   Stock value (Share of total asset value): 1,014,314 (1.89%)

4)  Name of Subsidiary Company: POSCO ICT

-   Total assets: 628,144

-   Total shareholders’ equity: 353,566

-   Capital stock: 76,017

-   Number of shares held: 99,403,282

-   Stock value (Share of total asset value): 70,990 (0.13%)

5)  Name of Subsidiary Company: POSCO CHEMICAL CO.

-   Total assets: 3,761,333

-   Total shareholders’ equity: 2,311,321

-   Capital stock: 38,732

-   Number of shares held: 46,261,601

-   Stock value (Share of total asset value): 895,707 (1.67%)

6)  Name of Subsidiary Company: POSCO Energy Co., Ltd.

-   Total assets: 3,934,447

-   Total shareholders’ equity: 1,471,510

-   Capital stock: 269,190

-   Number of shares held: 40,234,508

-   Stock value (Share of total asset value): 658,176 (1.22%)

7)  Name of Subsidiary Company: POSCO Research Institute

-   Total assets: 33,510

-   Total shareholders’ equity: 25,859

-   Capital stock: 19,000

-   Number of shares held: 3,800,000

-   Stock value (Share of total asset value): 19,952 (0.04%)

8)  Name of Subsidiary Company: POSCO Terminal Co., Ltd.

-   Total assets: 246,204

-   Total shareholders’ equity: 212,487

-   Capital stock: 25,000

-   Number of shares held: 5,000,000

-   Stock value (Share of total asset value): 100,549 (0.19%)

9)  Name of Subsidiary Company: POSCO Group University

-   Total assets: 24,927

-   Total shareholders’ equity: 14,118

-   Capital stock: 9,500

-   Number of shares held: 1,900,000

-   Stock value (Share of total asset value): 12,601 (0.02%)

10)  Name of Subsidiary Company: POSCO RTECH

-   Total assets: 6,664

-   Total shareholders’ equity: 5,216

-   Capital stock: 5,000

-   Number of shares held: 1,000,000

-   Stock value (Share of total asset value): 5,000 (0.01%)

11)  Name of Subsidiary Company: POSCO Lithium Solution Co., Ltd.

-   Total assets: 152,859

-   Total shareholders’ equity: 148,736

-   Capital stock: 150,000

-   Number of shares held: 30,000,000

-   Stock value (Share of total asset value): 150,000 (0.28%)

12)  Name of Subsidiary Company: NEH Co., Ltd.

-   Total assets: 79,702

-   Total shareholders’ equity: 79,521

-   Capital stock: 1,000

-   Number of shares held: 1,392,165

-   Stock value (Share of total asset value): 69,625 (0.13%)

13)  Name of Subsidiary Company: POSCO HY Clean Metal Co., Ltd.

-   Total assets: 127,892

-   Total shareholders’ equity: 117,925

-   Capital stock: 120,000

-   Number of shares held: 15,600,000

-   Stock value (Share of total asset value): 78,000 (0.15%)

14)  Name of Subsidiary Company: Pohang Special Welding Co., Ltd.

-   Total assets: 8,391

-   Total shareholders’ equity: 7,175

-   Capital stock: 8,000

-   Number of shares held: 400,000

-   Stock value (Share of total asset value): 4,000 (0.01%)

15)  Name of Subsidiary Company: POSCO Technology Investment Co., Ltd.

-   Total assets: 488,850

-   Total shareholders’ equity: 181,650

-   Capital stock: 103,684

-   Number of shares held: 19,700,000

-   Stock value (Share of total asset value): 103,780 (0.19%)

16)  Name of Subsidiary Company: Busan E&E Co., Ltd.

-   Total assets: 60,507

-   Total shareholders’ equity: 51,349

-   Capital stock: 43,069

-   Number of shares held: 6,029,660

-   Stock value (Share of total asset value): 30,148 (0.06%)

17)  Name of Subsidiary Company: SNNC

-   Total assets: 629,317

-   Total shareholders’ equity: 391,349

-   Capital stock: 185,000

-   Number of shares held: 18,130,000

-   Stock value (Share of total asset value): 100,655 (0.19%)

(3)   Sub-subsidiaries of the holding company: 17 companies

1)  Company name: POSCO M-Tech

-   Total assets: 156,334

-   Total shareholders’ equity: 104,565

-   Capital stock: 20,821

2)  Company name: POSCO COATED & COLOR STEEL Co.

-   Total assets: 566,959

-   Total shareholders’ equity: 315,921

-   Capital stock: 30,000

3)  Company name: POSCO NIPPON STEEL RHF JOINT VENTURE CO., Ltd.

-   Total assets: 52,778

-   Total shareholders’ equity: 20,247

-   Capital stock: 39,055

4)  Company name: POSCO Humans

-   Total assets: 20,457

-   Total shareholders’ equity: 14,665

-   Capital stock: 13,381

5)  Company name: POSCO Mobility Solutions Co., Ltd.

-   Total assets: 845,109

-   Total shareholders’ equity: 595,266

-   Capital stock: 5,000

6)  Company name: Pohang Scrap Recycling Distribution Center Co.

-   Total assets: 14,859

-   Total shareholders’ equity: 10,126

-   Capital stock: 8,921

7)  Company name: POSCO A&C Co., Ltd.

-   Total assets: 87,085

-   Total shareholders’ equity: 31,853

-   Capital stock: 10,950

8)  Company name: POSCO O&M Co., Ltd.

-   Total assets: 401,512

-   Total shareholders’ equity: 238,143

-   Capital stock: 9,571

9)  Company name: Songdo Development PMC

-   Total assets: 8,485

-   Total shareholders’ equity: 7,170

-   Capital stock: 500

10)  Company name: UITrans LRT Co. Ltd.

-   Total assets: 350,778

-   Total shareholders’ equity: -105,008

-   Capital stock: 101,000

11)  Company name: Gale International Korea

-   Total assets: 4,136

-   Total shareholders’ equity: 4,112

-   Capital stock: 1,427

12)  Company name: PMC Tech

-   Total assets: 470,330

-   Total shareholders’ equity: 284,708

-   Capital stock: 192,800

13)  Company name: P&O Chemical

-   Total assets: 113,073

-   Total shareholders’ equity: 80,753

-   Capital stock: 82,900

14)  Company name: TANCHEON E&E

-   Total assets: 26,294

-   Total shareholders’ equity: 25,429

-   Capital stock: 21,500

15)  Company name: Korea Fuel Cell

-   Total assets: 190,466

-   Total shareholders’ equity: 169,406

-   Capital stock: 50,000

16)  Company name: Shinan Green Energy

-   Total assets: 175,401

-   Total shareholders’ equity: 8,784

-   Capital stock: 41,734

17)  Company name: Samcheok Blue Power Co., Ltd.

-   Total assets: 2,301,783

-   Total shareholders’ equity: 681,031

-   Capital stock: 66,281

(4)   Affiliates other than sub-subsidiaries of the holding company: 1 company

1)  Company name: eNtoB Corporation

-   Total assets: 149,123

-   Total shareholders’ equity: 54,677

-   Capital stock: 16,000

(5)   Affiliates other than third-tier subsidiaries of the holding company: 1 company

1)  Company name: SPH Co., Ltd.

-   Total assets: 31,513

-   Total shareholders’ equity: 7,141

-   Capital stock: 1,000

3. Decision (Confirmation) date	2022-04-11
4. Other references useful for making investment decisions

- The financial status of the subsidiaries and sub-subsidiaries above was submitted when reporting the conversion to a holding company, and was prepared in accordance with the audit report at the end of 2021.

- Among the above holding company, subsidiaries and sub-subsidiaries, violations of Article 18 of the Monopoly Regulation and Fair Trade Act will be resolved within two years from the date of conversion (March 2, 2022) to a holding company. However, the Company can apply for an extension of the grace period in accordance with Article 18 (6) of the Monopoly Regulation and Fair Trade Act.

- According to the relevant domestic law (Fair Trade Act) regulations, a holding company is defined as a company whose main business is to control the business of a “domestic company” through the ownership of stocks, and have total assets that are larger than a certain size. Therefore, above subsidiaries and sub-subsidiaries of the holding company are limited to ‘domestic companies’, which are lesser than the number of the consolidated companies in IFRS.

- The above decision (confirmation) date is the date of receipt of the official notice of the review result on the holding company conversion report from the Fair Trade Commission, and the conversion base date is March 2, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.

(Registrant)

Date: April 15, 2022	By	/s/ Chung, Kyung-Jin
(Signature)
Name: Chung, Kyung-Jin
Title: Executive Vice President